April 1, 2025

Nataliia Petranetska
Chief Executive Officer
Sky Century Investment, Inc.
220 Emerald Vista Way #233
Las Vegas, NV

        Re: Sky Century Investment, Inc.
            Amendment No. 1 to Registration Statement on Form 10-12G Filed March 14, 2025
            File No. 000-56603
Dear Nataliia Petranetska:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed March 14, 2025
Item 1. Description of Business, page 1

1. Where you discuss the portion of your business regarding "the selling of RSS feeds and Podcasts," please elaborate on how you generate revenues from these activities, including how agreements or arrangements with clients and with sources of the feeds and podcasts are structured. Additionally, we reissue the portion of prior comment 2 asking that you explain how the material contracts with ITEQ Logic Ltd.
and
       Marketbiz Limited on file as exhibits relate to your business activities.
Item 1A. Risk Factors, page 4

2. We note your disclosure in response to prior comment 20 clarifying that all outstanding shares of preferred stock are held by Yan Tie Ying. Please add a risk factor highlighting the disparate voting rights of your preferred stock and resulting concentration of control. Quantify the percentage of voting power that Ying controls through ownership of preferred and common stock, and state whether
 April 1, 2025
Page 2

       they control and/or significantly influence the outcome of matters requiring shareholder approval, as applicable.
Dependence on a Limited Number of Clients, page 6

3. Please provide additional detail regarding the level of customer concentration within your business, such as the percentage of revenues in recent financials periods resulting from one or a few major clients. Provide this information in your Item 1 business disclosure as well. To the extent you are substantially dependent on any particular client(s), describe the material terms of your arrangements with them and file any related written agreement as an exhibit to the registration statement. Outstanding Notes Payable and Potential Dilution, page 8

4. We note your response to prior comment 5 and added disclosure that you "may incur future notes payable to third parties." Please further revise to address the promissory notes held by ITEQ Logic Ltd and Marketbiz Limited discussed at page
F-26.
       Disclose the aggregate outstanding amount payable to third parties and the number of shares of common stock that could be issued if remaining outstanding amounts are converted in full.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 9

5. You disclose on page 12, "For the three months ended November 30, 2024, the
       Company did not generate revenues due to a lack of proper customer outreach as the
       Company shifted its focus to new markets and redirected resources toward exploring new industry opportunities, particularly in IT Services and marketing." You also disclose on pages 2 and 10 that the selling of RSS Feeds and Podcasts accounted for zero revenues for the three months ended Nov. 30, 2024. Please revise your discussion of the Cannabis News application and RSS Feeds and Podcasts segments to accurately reflect the current status of segment operations, and your focus on developing new business in the IT Services and Marketing Services segments. Also, revise your discussion of the RSS Feeds and Podcasts segments elsewhere in the prospectus including on pages 1, 2, 4 and 9 in Item 1 for consistency.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 17

6. Please update your disclosure regarding the 2021 Loan Agreement to disclose the amount due to Nataliia Petranetska as of November 30, 2024 and the most recent date for which information is available. In this regard, the outstanding amount is provided only as of August 31, 2024, whereas more recent financial statements are included in the filing and Item 404(a)(5) calls for the amount outstanding "as of the latest practicable date." Similarly update your disclosure of payroll liabilities due to
       Petranetska.
Item 10. Recent Sales of Unregistered Securities, page 18

7. We reissue prior comment 12 in part. Please provide the information required by Item
       701 of Regulation S-K with respect to all convertible notes or other debt securities
 April 1, 2025
Page 3

       issued by the company within the past three years. In this regard, it appears that these issuances constituted sales of unregistered securities, and your disclosure focuses only on the conversion of such notes into shares of common stock. For example, provide the information required by Item 701 (e.g., date of sale, title and amount of securities sold, and consideration) regarding the promissory notes issued to Marketbiz Limited,
       ITEQ Logic, and Cannabis News LLC discussed at page F-26.
Notes to Financial Statements for the Years Ended August 31, 2024 and 2023
Note 5. Stockholders` Deficit, page F-11

8. We note your revised disclosures in Item 10 on page 18 and in Note 5 on page F-11.
       However, the number of shares issued to Khamijon Alimzhanov between November
       1, 2022 and January 5, 2023 totaling 49,592,469 common shares for conversion of notes payable and salary debt does not appear to reconcile to the 19,092,469 common shares beneficially owned by him in Item 4 on page 15. Please clarify or revise.
Note 6. Related Party Transactions, page F-12

9. Please reconcile the payroll liabilities to your director Ms. Petranetska of $160,000 and $100,000 at August 31, 2024 and 2023, respectively, with the amounts on your consolidated balance sheets at the reporting dates. If such amounts are included in accounts payable and accrued expenses on your consolidated balance sheets at August
       31, 2024 and 2023, please revise to separately present amounts due to related parties for accounts payable and accrued expenses. This comment also applies to the accrued payroll liabilities to your director of $175,000 and $160,000 at November 30, 2024 and August 31, 2024, respectively, in Note 6 on page F-25. Refer to Rule
4-
       08(k)(1) of Regulation S-X.
10. Please revise your disclosures to include the issuance of 21,142,857 common shares to
       Mr. Alimzhanov on November 1, 2022 for the conversion of outstanding notes payable as disclosed in Note 5 on page F-12. Please note this revision also applies to the disclosure in Note 6 on page F-25 of your interim financial statements for the three months ended November 30, 2024.
11. It appears the disclosure of the 30,232,558 shares authorized for issuance on July 1,
       2022 represents the same 15,116,279 shares disclosed as issued on November 23,
       2022 and the 15,116,279 shares issued on December 12, 2022. Please clarify or revise. Please note this revision also applies to the disclosure in Note 6 on page F-
       25 of your interim financial statements for the three months ended November 30,
       2024.
 April 1, 2025
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Marc Applbaum